

August 24, 2023

Man Chung Chan
Chief Executive Officer
Cosmos Group Holdings Inc.
37/F, Singapore Land Tower
50 Raffles Place
Singapore, 048623

   Re: Cosmos Group Holdings Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Response dated April 6, 2023
     File No. 000-55793

Dear Man Chung Chan:

  We have reviewed your April 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. We issued comments to you on the above captioned filings on September 22, 2022, and we note that your April 6, 2023 response letter does not provide a response to all of our comments. You also indicated your intention to provide further responses to our comments, together with an amendment to Form 10-K and Form 10-Q, in a subsequent filing. However, as of the date of this letter, we have not received any further responses and it appears that you have not yet filed an amendment to your December 31, 2021 Form 10-K. Accordingly, please provide a complete, substantive response to the September 22, 2022 comments or explain why you are still unable to do so. We remind you that where we have requested an accounting analysis in our comments (e.g., comments 33, 35, 38, 45,

54 and 59), your accounting analyses should provide sufficient detail to understand the underlying economics of the various transactions and arrangements. An accompanying written analysis should then examine, evaluate and discuss the company's considerations and accounting determinations of those specific rights, obligations and terms. These accounting analyses should also make specific reference to the accounting authoritative guidance and literature considered and applied as of the date of your financial statements. For example, we note that your current response to comment 38 does not sufficiently describe the contractual terms and condition, including title and rights, nor does it include a complete accounting analysis and discussion of the specific authoritative literature considered and applied.

2.   In regard to your intention to file an amendment to Form 10-K and 10-Q, please explain which financial statement periods you intend to amend for and clearly describe the items for which you are amending. To the extent that the amendments relate to any errors that have been identified in the financial statements, ensure that you disclose the existence of any errors, quantify the impact and provide a materiality analysis, individually and in the aggregate, for all impacted periods. To the extent applicable to your facts and circumstances, we also refer you to consider whether disclosure under Item 4.02 of Form 8-K is required.

3.   Subsequent to your April 6, 2023 response letter, we noted that the company filed a Form 10-K for the fiscal year ended December 31, 2022 on April 17, 2023. We note your disclosure on page 54 of the December 31, 2022 Form 10-K that the Report of Independent Registered Certified Public Accounting Firm thereon is filed pursuant to Item 8 and is included in the report beginning on page F-1. However, there does not appear to be a Report of Independent Registered Certified Public Accounting Firm included in your filing. Please amend your Form 10-K for the fiscal year ended December 31, 2022 to include the auditor's report.

4.   We also note your disclosure on page 55 under Item 9A of your Form 10-K for the fiscal year ended December 31, 2022 that you evaluated your disclosure controls and procedures and internal control over financial reporting and concluded that they were effective as of December 31, 2022. In light of the above items, please explain your basis for concluding that these were effective as of December 31, 2022 and 2021.

Man Chung Chan
Cosmos Group Holdings Inc.
August 24, 2023
Page 3

       You may contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
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